THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

DEPOSITARY RECEIPT [redacted] 101 BARCLAY STREET, NEW YORK, N.Y. 10286

June 28, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs:

On behalf of Mitsubishi Corporation, we are forwarding a copy of their:

- **Notice of Resolutions of 2002 Ordinary General Meeting of Shareholders**
- **Articles of Incorporation of Mitsubishi Corporation (Amended as of June 27, 2002)**

This release is to be filed with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel: (212) 815-2042
Fax: (212) 571-3050
E-mail: ssumikawa@bankofny.com

dlw 7/12

(Translation)

June 27, 2002

[Excerpt Translation]

Notice of Resolutions of 2002 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

Report on the balance sheet as of March 31, 2002, statement of income for fiscal year 2002 (from April 1, 2001 to March 31, 2002) and business report for the same year.

The contents of the above mentioned accounting documents were reported.

Matters for Resolution

1. To Approve the Proposed Appropriations of Retained Earnings for Fiscal Year 2002

This item of business was approved and resolved as originally proposed. As a result, a dividend in the amount of ¥4 per share will be paid.

2. To amend in part the Articles of Incorporation

This item of business was approved and resolved as originally proposed. The approved amendments of the Articles of Incorporations, which were all due to the amendments of the Commercial Code of Japan, were as follows.

- ••Amending articles following the introduction of Unit Stock (Tangen), the computerization of the register of shareholders and the change in requirements for electing Directors and Corporate Auditors.
- •Omitting the articles of Amount of Each Share Having Par Value, Acquiring and Retiring Issued and Outstanding Shares, Grant of New Share Subscription Right and Convertible Debentures and Notes with Equity Warrants.

3. To Authorize the Acquisition of Treasury Stock

It was approved and resolved to acquire up to 100 million shares of the Company's common stock totaling no more than ¥100 billion whenever necessary.

4. To Elect Eleven Directors

Messrs. Minoru Makihara, Mikio Sasaki, Hironori Aihara, Koji Furukawa, Naohisa Tonomura, Kanji Yamaguchi, Yukio Masuda, Susumu Kani and Ichiro Taniguchi were re-elected and Messrs. Masayuki Takashima and Hidetoshi Kamezaki were newly elected as Directors and assumed their offices.

5 To Grant Subscription Rights as Stock Options

It was approved and resolved that up to 1,204 Subscription Rights (Shinkabu-Yoyaku-Ken) shall be granted to Directors, Executive Officers and certain other senior employees as stock options.

The number of shares to be issued per subscription right was 1,000.

6. To Grant Remuneration to Retiring Directors

It was approved and resolved that retirement remuneration shall be granted to the retiring Directors, Messrs. Takeshi Sakurai, Yoshiaki Ishii and James E. Brumm, in accordance with the rules and customs of the Company.

It was also decided that the determination of the amount, timing and manner of granting of such remuneration shall be left to the discretion of the Board of Directors.

7. To Approve the Plan to Split Off Business (Kaisha-Bunkatsu)

It was approved and resolved that the Company and Nissho Iwai Corporation (hereinafter referred to as "Nissho Iwai") shall separate their respective steel products businesses, consolidating them under a newly established company (hereinafter, "New Company") that would carry on the operations.

The outline of Joint Division Plan is as follows.

(1) The name of the New Company shall be Metal One Corporation.
(2) The New Company shall issue 2 million common shares, allotting 1,200,000 shares to the Company and 800,000 shares to Nissho Iwai, respectively.
(3) The amount of paid-in capital of the New Company shall be ¥100 billion.
(4) The date of division shall be January 1, 2003.
(5) The name of Directors, Auditors and the accounting auditor shall be as follows.
   - Directors: Norio Okada, Masashi Mizutani, Koji Furukawa, Shiro Yasutake and Masayuki Takashima
   - Auditors: Koichiro Kimura, Keijiro Hori and Shuma Uchino
   - Accounting Auditor: Tohmatsu & Co.

Very truly yours,

Mikio Sasaki
President & CEO, Director
Mitsubishi Corporation

• • **Additional Information** • •

Directors and Corporate Auditors as of June 27, 2002 are as follows:

*Chairman of the Board	**Minoru Makihara**	*Director	**Shunichi Inai**
*President, CEO	**Mikio Sasaki**	*Director	**Hidetoshi Kamezaki** (newly elected)
Director	**Hironori Aihara**	**Director	**Nobuyuki Masuda**
*Director	**Koji Furukawa**	**Director	**Ichiro Taniguchi**
*Director	**Naohisa Tonomura**	**Director	**Tatsuo Arima**
*Director	**Yorihiko Kojima**	Senior Corporate Auditor(full-time)	**Yuzo Shinkai**
*Director	**Kanji Yamaguchi**	***Corporate Auditor	**Tsuneo Wakai**
*Director	**Masayuki Takashima** (newly elected)	***Corporate Auditor	**Kokei Higuchi**
*Director	**Yukio Masuda**	Corporate Auditor (full-time)	**Yoshihiro Ogura**
*Director	**Susumu Kani**	Corporate Auditor (full-time)	**Manabu Ueno**
*Director	**Takeshi Hashimoto**		
*Director	**Takeru Ishibashi**		

Note:1.An asterisk [*] indicates Representative Directors.

2.Two asterisks [**] indicate the fulfillment of the conditions for outside directors as provided in Article 188, Paragraph 2, Item 7-2, of the Commercial Code of Japan.

3.Three asterisk [***] indicate the fulfillment of the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki Kaisha).

Additionally, Executive Officers as of June 27, 2002 are as follows.

*President,CEO	**Mikio Sasaki**	Senior Vice President	**Yutaka Kasahara**
*Senior Executive Vice President	**Hironori Aihara**	Senior Vice President	**Kazuo Tatsumiya**
*Senior Executive Vice President	**Koji Furukawa**	Senior Vice President	**Haruo Matsumoto**
*Senior Executive Vice President	**Naohisa Tonomura**	Senior Vice President	**Moriji Kanada**
*Senior Executive Vice President	**Yorihiko Kojima**	Senior Vice President	**Hisanori Yoshimura**
*Senior Executive Vice President	**Kanji Yamaguchi**	Senior Vice President	**Yoshihisa Morozumi**
*Senior Executive Vice President	**Masayuki Takashima**	Senior Vice President	**Nobuyasu Kamei**
*Senior Executive Vice President	**Yukio Masuda**	Senior Vice President	**Shunichi Imamiya**
Executive Vice President	**Norio Okada**	Senior Vice President	**Nobuo Ikeuchi**
*Executive Vice President	**Susumu Kani**	Senior Vice President	**Yoshikuni Kanai**
*Executive Vice President	**Takeshi Hashimoto**	Senior Vice President	**Shunichi Nagai**
*Executive Vice President	**Takeru Ishibashi**	Senior Vice President	**Tatsuo Sato**
*Executive Vice President	**Shunichi Inai**	Senior Vice President	**Kazui Kondo**
Executive Vice President	**Masahiro Abe**	Senior Vice President	**Hiroshi Tanaka**
Executive Vice President	**Motoatsu Sakurai**	Senior Vice President	**Hajime Katsumura**
Executive Vice President	**Yukio Ueno**	Senior Vice President	**Hiroshi Mino**
*Executive Vice President	**Hidetoshi Kamezaki**	Senior Vice President	**Masatoshi Nishizawa**
Executive Vice President	**Takeshi Inoue**	Senior Vice President	**Tsunao Kijima**
Senior Vice President	**Toshihiko Iriyama**	Senior Vice President	**Mamoru Horio**
Senior Vice President	**Yasuhiro Sayama**	Senior Vice President	**Junta Fujikawa**
Senior Vice President	**Masao Miyamoto**	Senior Vice President	**Yoshiaki Katayama**
Senior Vice President	**Katsutoshi Takeda**	Senior Vice President	**Hideshi Takeuchi**
Senior Vice President	**Masaki Miyaji**		
Senior Vice President	**Ichiro Mizuno**		

Note: An asterisk [*] indicates the Executive Officers who hold also the post of Directors.

ARTICLES OF INCORPORATION

OF

MITSUBISHI CORPORATION

(Amended as of June 27, 2002)

CHAPTER I General Provisions

ARTICLE I (Name of the Company)

The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.

ARTICLE II (Objectives of the Company)

The Company shall operate the following lines of business:

1. Purchase, sale and trading of the following commodities:
   a. Coal, petroleum, gas, and other fuels and products processed therefrom.
   b. Iron, non-ferrous metals and products processed therefrom, as well as ores and minerals.
   c. Machinery, mechanical devices, appliances and instruments (including meters and medical equipment), vehicles, ships and aircraft as well as parts and accessories therefor.
   d. Food, liquor and other beverages, oil bearing seeds, oil and fats, resins, tobacco, salt, and other agricultural, marine, forestry, livestock and natural products as well as products processed therefrom.
   e. Fertilizers, feed-stuffs, and raw materials therefor.
   f. Textiles and raw materials therefor.

g. Lumber, lumber products as well as cement, glass and other ceramics.

h. Chemical products, cosmetics, high pressure gas and drugs (including medical supplies, quasi-drugs, poisons, drastic medicines, gun powder and detonators, etc.) and raw materials therefor.

i. Rubber, hide and leather, pulp, paper, and products processed therefrom, as well as accessories and general merchandise.

2. Development, exploration, production, manufacturing, processing, waste treatment, recovery and recycling of the commodities mentioned in the preceding item, and forestry, as well as contracting therefor.
3. Repair, installation and erection, leasing, and maintenance of machinery, mechanical devices, appliances and instruments, vehicles, ships, and aircraft as well as parts and accessories therefor.
4. Acquisition, development planning, maintenance and sale of intangible property rights such as industrial property rights, copyrights, know-how, various kinds of systems engineering and other software.
5. Business relating to gathering, processing and supplying information.
6. Telecommunications, broadcasting, advertising as well as publishing and printing business.
7. Management of medical health facilities, hotels and other lodging facilities, sport facilities, theaters, restaurants as well as travel business.
8. Business relating to planning and management of events.
9. Construction business as well as planning, research, surveying, designing and supervising of construction works.
10. Purchase and sale, lease and management of real property.
11. Business relating to the generation and supply of electricity.

12. Financial business such as purchase and sale of negotiable instruments, loans, purchase and sale of claims, guaranteeing and underwriting of obligations, and purchase and sale of foreign exchange, etc.
13. Business relating to distribution of and advice on commodity investment.
14. Temporary personnel placement service.
15. Purchase and sale of used commodities.
16. Warehousing business.
17. Land, marine and air transportation and forwarding business.
18. Agent, broker and wholesaler of the preceding items.
19. Non-life insurance agency, insurance agency under the Automobile Liability Security Law in Japan and life insurance solicitation-related activities.
20. Consulting in respect of preceding items.
21. All undertakings in connection with those lines of business mentioned in the preceding items.

ARTICLE III (Location of Head Office)

The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.

ARTICLE IV (Method of Public Notices)

Public notices of the Company shall be placed in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II Shares

ARTICLE V (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.

ARTICLE VI (Number of shares constituting One Unit and non-issuance of share certificates indicating fractions of One Unit)

The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one thousand (1,000) shares.

The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary.

ARTICLE VII (Denominations of Share Certificates)

Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.

ARTICLE VIII (Transfer Agent)

The Company shall have a transfer agent with respect to its shares.

The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.

The register of shareholders (herein including the register of beneficial shareholders) of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.

ARTICLE IX (Handling of Shares)

The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the purchase by the Company of fractional shares of less than one Unit Stock, shall be decided by the Board of Directors taking into consideration general practices.

ARTICLE X (Record Date)

The Company shall deem any shareholder (herein including beneficial shareholder) entered or recorded in the register of shareholder as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term.

Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his rights as a shareholder or pledgee.

CHAPTER III General Meeting of Shareholders

ARTICLE XI (Convening of General Meeting of Shareholders)

An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

ARTICLE XII (Chairman)

The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief Executive Officer is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

ARTICLE XIII (Exercise of Voting Right by Proxy)

A shareholder may appoint another shareholder having voting right to be his proxy in order to exercise his voting right.

ARTICLE XIV (Resolution)

All resolutions of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws and ordinances or by the Articles of Incorporation.

CHAPTER IV Directors, Board of Directors and Executive Officers

ARTICLE XV (Election of Directors)

Directors shall be elected at a general meeting of shareholders.

With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required.

The resolutions for the election of Directors shall not be conducted by cumulative voting.

ARTICLE XVI (Term of Office of Directors)

The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within two years from assumption of office.

ARTICLE XVII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be appointed.

Each of the Representative Directors shall represent the Company severally

and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.

ARTICLE XVIII (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XIX (Remuneration for Directors)

Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.

ARTICLES XX (Executive Officers)

By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed.

By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXI (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.

ARTICLE XXII (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within three years from assumption of office.

ARTICLE XXIII (Full-time Corporate Auditors and Senior Corporate Auditors)

Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time Corporate Auditors.

ARTICLE XXIV (Convening of Meetings of the Board of Corporate Auditors)

Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.

ARTICLE XXV (Remuneration for Corporate Auditors)

Remuneration for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

CHAPTER VI Accounts

ARTICLE XXVI (Business Term and Settlement of Accounts)

The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year.

The settlement of accounts shall be made at the end of each business term.

ARTICLE XXVII (Dividends)

Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term.

ARTICLE XXVIII (Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

ARTICLE XXIX (Period of Exclusion of Payment of Dividends and Interim Dividends)

If dividends or interim dividends are not received within three (3) full years from the date of commencement of payment thereof, the Company shall be relieved of the obligation to pay such dividends or interim dividends.